EXHIBIT D

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

05/30/2018	(6,564)*	64.32

*	Transactions were effected for the purpose of rebalancing the holdings of funds and accounts managed by JANA.